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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period of June 2006

Commission File Number: 0-51212

----------------------------------------------------

(Translation of registrant's name into English)

Suite 1102, 475 Howe Street, Vancouver, B.C. V6C 2B3

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated June 15, 2006
2	News Release dated June 19, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2006	Jet Gold Corp. Signed: Robert L. Card ----------------------------------- Name: Robert L. Card, Title: President

JET GOLD CORP.

Suite 1102 - 475 Howe Street

Vancouver, BC   V6C 2B3

Telephone (604) 687-7828

Facsimile (604) 687-7848

jetgoldcorp@shaw.ca

www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

JET GOLD CORP UPDATES EXPLORATION PLANS

June 15, 2006 - Robert L. Card, President, Jet Gold Corp., TSX V.JAU is pleased to report that the first Phase of Exploration on the Company’s Naskeena coal property will begin within the next two weeks.  Alex Burton, the Company’s Consulting Geologist is currently preparing the budget and work program.   The Notice of Work & Reclamation Program has been filed with the Ministry of Mines for an Exploration Permit.

The First Phase of exploration is budgeted at $20,000 and is to consist of initial mapping and map preparation to determine where the work program will take place.  This includes the acquisition of air reconnaissance and satellite photos and the review of Ministry of Mines Reports for the property and surrounding area.

The Second and Third Phases, budgeted at $40,000 and $100,000 respectively, will be initiated once results from Phase One have been obtained and analyzed.

The Second Phase is planned to consist of excavator trenching to expose the outcropping coal beds so that a drilling program can be laid out.

The Third Phase will consist of drilling to outline open pit mineable beds along with their thickness characteristics and potential open pit mining attributes.

With promising results, the option of further work and exploration will be carried out on the property during the 2006 season.

On behalf of the board of directors,

Jet Gold Corp.

 “Robert L. Card”

Robert L. Card, President

Investor Contact:

A.Salman Jamal, Syndicated Capital Corp

Tel: 604-694-1994

infor@syndicatedcc.com

www.syndicatedcc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release.

JET GOLD CORP.

Suite 1102 - 475 Howe Street

Vancouver, BC   V6C 2B3

Telephone (604) 687-7828

Facsimile (604) 687-7848

jetgoldcorp@shaw.ca

www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

JET GOLD REPORTS EXPANDED 3D SEISMIC COVERAGE

ON STEWART PROSPECT

June 19, 2006 - Robert L. Card, President, Jet Gold Corp., (TSX V.JAU) (the "Company") reports that additional 3D seismic data has been received covering the Stewart West Prospect and adjoining lands in Goliad County, Texas, including existing wells in the recently discovered Marshall Middle Wilcox field located immediately to the north.  Horizon Industries Ltd. (the “Operator”) has completed its analysis and interpretation of this data, which has revealed additional prospective drilling targets in the Frio, Cook Mountain and Middle Wilcox formations on the Stewart West property.

Previously acquired 3D seismic data confirms the viability of two other Yegua targets on the eastern half of the property when compared to seismic profiles over nearby productive Yegua sands in the Jobar Field.

The recently acquired 3D data over the western half of the acreage identified potential gas sands in the Frio at 3,000 feet and in the Cook Mountain at 5,600 feet.  The 3D data set includes a nearby producing Frio gas well, known as the Modern Exploration Odem #1 well, drilled in 2004.  This well has produced 104 mmcf to date and is currently producing at a rate of 135mcf/day.  The Frio amplitude map indicates a fairly limited aerial extent to the anomaly compared to the Frio anomaly on the Stewart acreage, which covers approximately 70 acres. Accordingly, the Company has commenced preparation of an AFE (“Authorization For Expenditure”) to drill and complete a Frio well as soon as a rig is available.

The Cook Mountain formation shows strong amplitudes on the Stewart West property inferring potential continuous gas bearing sands. The best nearby production from the Cook Mountain was from the Houston Oil and Minerals Martin #1 well, which produced approximately 450 million cubic feet.  The Cook Mountain anomaly on the Stewart Prospect covers approximately 45 acres, which initially appears to be larger in aerial extent.

This new 3D seismic data further defined the prolific Wilcox formation, which has seen extensive development on adjacent and surrounding properties over the past two years.  Several prospective targets have been confirmed and new targets identified.  The expanded 3D data set allowed the Operator to directly correlate amplitude anomalies from neighboring Wilcox producers.  These included six producing Wilcox wells, three by Etoco Inc. and three by Chesapeake Energy Inc., which had initial production rates ranging from 3mmcf natural gas per day to 21mmcf natural gas per day plus condensate at rates ranging from 30 to 60 bbls per mmcf of gas.

Chris Wensley, President of Horizon Industries Ltd., states, “The findings resulting from the 3D seismic program are extremely gratifying.   Correlating seismic data on the Stewart property with nearby producing wells gives us much greater confidence with our next set of drill targets.  We intend to act on this new information as quickly as possible and expect to announce details of our summer program shortly as we confirm rig availability.”

On behalf of the board of directors,

Jet Gold Corp.

 “Robert L. Card”

Robert L. Card, President

Investor Contact:

A.Salman Jamal, Syndicated Capital Corp

Tel: 604-694-1994

infor@syndicatedcc.com

www.syndicatedcc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release.